FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 28, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Reports First Half 2005 Results

•                  Revenues up 5%, Led by Theme Park Growth

•                  Growth in Park Guest Spending, Attendance and Hotel Occupancy

•                  Reduced First Half Loss

•                  Multi-year Attraction Program Launched

(Marne-la-Vallée, April 28, 2005) Euro Disney S.C.A., parent company of Euro Disney Associés S.C.A. (“EDA S.C.A.”), operator of Disneyland Resort Paris, reported today its consolidated results for the six months (“First Half”) ended March 31, 2005.

Revenues Growth of 5% Reflects Increased Theme Park Guest Spending and Attendance, as Well as Higher Hotel Occupancy.

Record revenues for the First Half 2005 of € 494.1 million were higher than the prior year’s revenues of € 471.1 million, reflecting an increase in theme park revenues from increased attendance and higher guest spending and an increase in real estate segment revenues of € 5.0 million, partially offset by decreases in hotel revenues.  Higher theme park guest spending was across the board, with increasing revenues from admissions, merchandise and food and beverages.  Hotel revenues reflected lower daily guest spending per room, partially offset by higher occupancy.  Lower hotel guest spending per room reflected a difficult comparison with prior year convention activities and lower average daily room rates.

26% Reduction in Net Loss Due to the Effects of the Company’s Legal and Financial Restructuring and 5% EBITDA Growth.

Loss before financial charges for the First Half 2005 totalled € 53.4 million, a 5% reduction from the prior year period’s loss before financial charges of € 56.1 million.  Net loss for the current period totalled € 80.9 million compared to € 108.9 million in the prior year, reflecting an increased allocation of losses to minority interests, reduced net financial charges and exceptional expenses, and growth in earnings before net financial charges, depreciation and amortization, exceptional items, income taxes and minority interests (“EBITDA”).

First Half 2005 EBITDA increased € 0.8 million to € 18.4 million, reflecting growth in revenues, partially offset by increased labour costs.  EBITDA as a percentage of sales was stable at 4%.

CONSOLIDATED SUMMARY STATEMENTS OF INCOME

	First Half	First Half	Variance
(unaudited, € in millions)	2005	2004 (1)	Amount	%
Revenues	494.1	471.1	23.0	5%

Costs and Expenses	(547.5)	(527.2)	(20.3)	(4)%

Loss before Financial Charges	(53.4)	(56.1)	2.7	5%

Net Financial Charges	(44.2)	(53.1)	8.9	17%

Loss before Exceptional Items	(97.6)	(109.2)	11.6	11%

Exceptional loss, net	(0.5)	(3.3)	2.8	n/m

Income tax	(0.5)	—	(0.5)	n/m

Minority interests	17.7	3.6	14.1	n/m

Net Loss	(80.9)	(108.9)	28.0	26%

(1)              Certain reclassifications have been made to the First Half 2004 comparative amounts in order to conform to the First Half 2005 presentation.

EBITDA ANALYSIS

	First Half	First Half	Variance
(unaudited, € in millions)	2005	2004	Amount	%

Loss before Financial Charges	(53.4)	(56.1)	2.7	5%

Depreciation and amortisation	71.8	73.7	(1.9)	(3)%

EBITDA (1)	18.4	17.6	0.8	5%
As a Percentage of Revenues	4%	4%	—	—

(1)              While management believes EBITDA is a useful tool for evaluating performance of the Group’s business, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for net income/(loss) or operating cash flows in evaluating the Group’s financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group:

		First Half	First Half	Variance
		2005	2004	Amount	%

Theme Park guests (in millions) (1)		5.7	5.6	0.1	1%

Theme Park spending per guest (2)	(in €)	42.4	40.1	2.3	6%

Hotel occupancy rate (3)		79.9%	77.9%	—	2.0	ppt

Hotel total spending per room (4)	(in €)	169.7	177.8	(8.1)	(5)%

(1)              Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)              Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)              Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)              Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Discussion of Components of Operating Results:

REVENUES BY SEGMENT

	First Half	First Half	Variance
(unaudited, € in millions)	2005	2004	Amount	%

Theme Parks	245.6	229.6	16.0	7%
Hotels and Disney Village	186.2	188.9	(2.7)	(1)%
Other	52.6	47.9	4.7	10%
Resort Segment	484.4	466.4	18.0	4%

Real Estate Segment	9.7	4.7	5.0	106%

Total Revenues	494.1	471.1	23.0	5%

Theme Parks revenues increased 7 % to € 245.6 million from € 229.6 million in the prior year driven by a 6% increase in average spending per guest and a 1% increase in attendance.  Average theme park guest spending was favorably impacted by modest changes in admissions pricing, including a change in the allocation of total vacation package pricing between hotel rooms and theme park admissions, and the increased popularity of the “Park Hopper” ticket.  Additionally, merchandise and food and beverage spending were up, reflecting improved capture rates.

Theme park attendance and revenues for the First Half 2005 were positively affected by an earlier Easter season and vacation calendar.  This was partially offset by the extremely cold weather during the month of February, which for the Ile-de-France region had the lowest average temperatures in 34 years, resulting in an adverse effect on visitation from the local French market, compared with the prior year.

Hotel and Disney Village revenues decreased 1 % to € 186.2 million from € 188.9 million in the prior year, reflecting an unfavourable comparison with strong prior year convention activities and a 5 % decrease in average daily guest spending per room, which reflects lower average daily room rates including the impact of a change in the allocation of total vacation package pricing between hotel rooms and theme park admissions, partially offset by a 2 percentage points increase in hotel occupancy.  The hotels and Disney Village revenues also benefited from the timing of the Easter season and vacation calendar.

Other revenues (which primarily include participant sponsorships, transportation and other services sold to guests) increased 10% primarily reflecting increased guest spending on transportation and other guest services.

Real Estate Segment revenues increased from the prior year by € 5.0 million to € 9.7 million, reflecting planned land sales.

COSTS AND EXPENSES

	First Half	First Half	Variance
(unaudited, € in millions)	2005	2004	Amount	%
Direct operating costs (1)	347.4	321.3	26.1	8%
Marketing and sales expenses	52.0	60.3	(8.3)	(14)%
General and administrative expenses	49.4	46.4	3.0	6%
Depreciation and amortisation	71.8	73.7	(1.9)	(3)%
Royalties and management fees	26.9	25.5	1.4	5%
Total Costs and Expenses	547.5	527.2	20.3	4%

(1)              Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

INCREASED COSTS AND EXPENSES REFLECT HIGHER LABOUR COSTS

Costs and Expenses increased during the First Half 2005 by € 20.3 million to reach € 547.5 million compared to € 527.2 million in the prior year, reflecting increased labour costs, higher cost of sales for real estate, merchandise and other guest services, partially offset by a one-time operating tax benefit resulting from the Company’s legal and financial restructuring.  Increased labour costs reflected primarily an increase in wages, including the impact of an increased French minimum wage and other labour law changes, a reduction in subsidies related to the implementation of the 35-hour work week and a slight increase in full-time equivalents, including filling senior management positions.  Marketing and sales expenses decreased € 8.3 million during First Half 2005, reflecting reduced media spending.

LOSS BEFORE FINANCIAL CHARGES

The First Half 2005 loss before financial charges decreased € 2.7 million to € 53.4 million from € 56.1 million in the prior year, due to increased revenues, mostly offset by higher costs that were driven by labour cost increases.

	First Half	First Half	Variance
(unaudited, € in millions)	2005	2004	Amount	%
Resort Segment	(54.4)	(56.3)	1.9	3%
Real Estate Segment	1.0	0.2	0.8	400%
Loss before Financial Charges	(53.4)	(56.1)	2.7	5%

NET FINANCIAL CHARGES

	First Half	First Half	Variance
(unaudited, € in millions)	2005	2004	Amount	%
Financial income	1.7	1.3	0.4	31%
Financial expense	(45.9)	(54.4)	8.5	16%
Net Financial Charges	(44.2)	(53.1)	8.9	17%

The € 8.9 million decrease in net financial charges reflects the conversion of debt owed by EDA S.C.A. to subsidiaries of The Walt Disney Company (“TWDC”) into equity of EDA S.C.A., forgiveness of interest charges on certain debt resulting from the Company’s legal and financial restructuring, lower effective interest rates, partially offset by an increase in the interest rate margin on certain of the restructured debt.

EXCEPTIONAL LOSS, NET AND INCOME TAX

Exceptional Loss, Net decreased from € 3.3 million to € 0.5 million, reflecting a € 10.0 million gain relating to the portion of the line of credit from TWDC that was forgiven as part of the Company’s legal and financial restructuring, partially offset by costs associated with the restructuring of the Company’s debt.

Income tax expense reflects non-recurring taxes that will be due in fiscal year 2005 as a result of changes in the Group’s tax consolidation linked to the legal restructuring. The Group’s unused tax loss carry-forwards of approximately € 900.0 million at September 30, 2004, remain available to be carried forward indefinitely.

MINORITY INTERESTS

As a result of the Company’s legal and financial restructuring, substantially all of the Company’s assets and liabilities were contributed to an 82% owned subsidiary, EDA S.C.A.  Subsidiaries of TWDC own the remaining 18% of EDA S.C.A.  The restructuring was made effective October 1, 2004 in the Company’s consolidated accounts.  Accordingly, the income statement reflects an allocation of 18% of the losses from EDA S.C.A.’s consolidated net results for the First Half 2005 to TWDC subsidiaries as the minority interests of EDA S.C.A.

NET LOSS

The First Half 2005 net loss totalled € 80.9 million compared to a net loss of € 108.9 million in the prior year, reflecting a 26% improvement (€ 28.0 million).  The improved net loss reflects the effects of the Company’s legal and financial restructuring on the Group’s minority interests, net financial charges and exceptional items, as well as the Company’s increased revenues and labour costs.

Cash Flows and Liquidity:

As of March 31, 2005, cash and cash equivalents totalled € 221.0 million, an increase of € 89.7 million from the September 30, 2004 balance.

Cash flows used in operating activities totalled € 97.0 million compared to the prior year cash generation of € 24.9 million, reflecting the payment of fiscal year 2004 royalties and management fees, increased interest payments and changes in other working capital items.

Cash flows used in investing activities totalled € 18.6 million, a € 6.3 million increase over the prior year, driven primarily by spending on the Company’s new investment program and recurring capital investment expenditures related to various improvements to the existing asset base.

Cash flows from financing activities totalled € 205.3 million reflecting € 253.3 million of gross proceeds from the Company’s equity rights offering, net of € 15.7 million of commissions and other equity raising costs paid to third-party financial institutions and advisors.  Additionally, the Company paid € 114.8 million in debt repayments, including € 100.6 million paid through the transfer of debt security deposits held by the Company’s lenders and € 5.0 million paid on the Company’s previous line of credit with TWDC.

At the end of the First Half 2005, the Company had cash and cash equivalents of  € 221.0 million, including € 49.4 million belonging to the consolidated financing companies.  Based on existing cash, liquidity from the Company’s € 150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the Company’s legal and financial restructuring, the Company believes it has adequate cash and liquidity for the foreseeable future.

Adoption of International Financial Reporting Standards:

The Company will be adopting International Financial Reporting Standards (“IFRS”) at the beginning of fiscal year 2006.  Upon adoption, the Company will prepare an opening balance sheet under IFRS prepared as if the Company had adopted IFRS at the beginning of fiscal year 2005.  The Company is currently evaluating the impact of IFRS on the Company’s financial statements.

Based on the Company’s analysis to date, the Company anticipates that IFRS will change certain line item classifications and disclosures in the Company’s financial statements.  Additionally, the depreciation method for fixed assets will be changed to reflect the depreciable lives of predefined components.  The Company will cease to accrue and expense the costs of major renovations in advance, but will instead recognize the capitalisable fixed asset components and non-capitalisable expenses of major renovations when incurred.

New Investment Program:

Beginning last year with The Legend of the Lion King Show, the Company launched a program to increase its product offer at both the Disneyland and Walt Disney Studios parks.  For the Second Half 2005, the Company opened Space Mountain: Mission 2, an exciting new experience to celebrate the 10th anniversary of one of Disneyland Park’s most popular attractions.  Additionally, this summer, the resort will be celebrating with Disney resorts worldwide the 50th Anniversary of Disneyland Park in California.  This celebration will be accompanied by a fantastic new fireworks show, “Wishes”.

For fiscal year 2006, the Company plans on opening Buzz Lightyear’s Laser Blast in Disneyland Park.  In fiscal year 2007, an exciting new land, Toon Studios, is scheduled to open in Walt Disney Studios, followed by the extremely popular and iconic Tower of Terror in 2008.  These attractions are designed to increase the appeal and capacity of the parks, thereby driving attendance and occupancy growth as well as increases in guest spending.

Total investment spending for the fiscal year 2005 through 2009 program is budgeted at approximately € 240 million, of which approximately € 12 million has been incurred through the end of the First Half 2005.

Outlook for Fiscal Year 2005:

The First Half historically represents the resort segment’s low season.  For the remainder of fiscal year 2005, assuming stable economic and operating conditions, the Company is targeting continued revenue growth and a stable year-over-year EBITDA as a percentage of revenues, reflecting the effect of increased revenues, partially offset by increased labour costs.  For the third quarter, the Company is expecting revenues in comparison with the prior year to be adversely affected by the early Easter and vacation calendar shift into the second quarter.

For the real estate segment, the Company expects continued growth for the remainder of fiscal year 2005.

André Lacroix, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“ We are pleased with our First Half 2005 revenue growth of 5%, reflecting the third consecutive quarter of revenue growth for our Resort.

With our financial restructuring complete, we can now pursue the execution of our long-term strategy aimed at growing revenues and EBITDA, while providing the highest quality experience for our guests.

Disneyland Resort Paris, Europe’s number one tourist destination, has an exciting future as it begins to implement a multi-year attraction program to enhance its family entertainment offering.”

Corporate Communication

Investor Relations

Pieter Boterman

Fiona Lord Duarte

Tel:

+331 64 74 59 50

Tel:

+331 64 74 58 55

Fax:

+331 64 74 59 69

Fax:

+331 64 74 56 36

e-mail: pieter.boterman@disney.com

e-mail: fiona.lord.duarte@disney.com

Next Scheduled Release: Third Quarter Revenues  in mid-July 2005

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land.   Euro Disney’s shares trade in Paris (SRD), London and Brussels.

Attachments:	Exhibit 1 – Summary Consolidated Balance Sheets
Exhibit 2 – Summary Consolidated Statements of Cash Flows
Exhibit 3 – Reconciliation of Shareholders’ Equity and Minority Interests
Exhibit 4 – Reconciliation of Borrowings

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from those expressed or implied.  Such differences may result from actions taken by the Company, as well as from developments beyond the Company’s control, including changes in political or economic conditions.  Other factors that may affect results are identified in the Company’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: April 28, 2005

	By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership